================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                         METROMEDIA FIBER NETWORK, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   591689-10-4
                                 (CUSIP Number)

                                DAVID A. PERSING
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               METROMEDIA COMPANY
                              ONE MEADOWLANDS PLAZA
                     EAST RUTHERFORD, NEW JERSEY 07073-2137
                            TEL. NO.: (201) 531-8050
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 OCTOBER 1, 2001
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page  2 of 19
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  METROMEDIA COMPANY
                  62-1293303
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      0
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       62,924,096
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        0
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        62,924,096
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  62,924,096
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page  3 of 19
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John W. Kluge, Chase Manhattan Bank and Stuart Subotnick, trustees under a Trust Agreement, dated May 30, 1984 and as amended and restated, between John W. Kluge, as grantor, and John W. Kluge and Manufacturers Hanover Trust Company, as trustees
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      0
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       315,510,780
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        0
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        315,510,780
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  315,510,780
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page  4 of 19
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JOHN W. KLUGE
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      0
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       378,434,876
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        0
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        378,434,876
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  378,434,876
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page  5 of 19
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  STUART SUBOTNICK
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      7,887,948
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       379,844,876
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        7,887,948
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        379,844,876
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  387,732,824
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  36.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page  6 of 19
-----------------------------                      -----------------------------


THIS STATEMENT WAS ORIGINALLY SUBMITTED BY THE REPORTING PERSONS (AS DEFINED BELOW) ON OCTOBER 16, 2001, ACCESSION NUMBER 0000950142-01-500485. THE ORIGINAL SUBMISSION WAS INADVERTENTLY FILED WITH INCORRECT EDGAR INDEXING INFORMATION IN THE EDGAR SUBMISSION HEADER. THIS STATEMENT IS BEING RESUBMITTED WITH THE CORRECT EDGAR INDEXING INFORMATION (CIK NUMBER 0000065322) FOR METROMEDIA CO ET AL SOLELY TO CORRECT THE EDGAR INDEXING INFORMATION IN THE EDGAR SUBMISSION HEADER. ALL DISCLOSURE CONTAINED IN THE ORIGINAL SUBMISSION IS CORRECT AND IS NOT CHANGED IN THIS SUBMISSION.


ITEM 1.  SECURITY AND THE ISSUER.

                  This statement relates to the class A common stock, par value $.01 per share (the "Class A Common Stock"), of Metromedia Fiber Network, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are c/o Metromedia Fiber Network Services, Inc., 360 Hamilton Avenue, White Plains, New York 10601. In addition to direct and indirect ownership of shares of Class A Common Stock, the persons identified in Item 2 may be deemed to be beneficial owners of the shares of Class A Common Stock reported in Item 5 by virtue of (i) their respective holdings of (a) the class B common stock, par value $.01 per share (the "Class B Common Stock"), of the Company, which are convertible into shares of Class A Common Stock at the option of the holder, and
(b) immediately exercisable options to purchase Class A Common Stock and (ii) their respective acquisition of beneficial ownership of (x) an aggregate principal amount of $150,000,000 of the Company's 8.5% senior convertible notes (the "Convertible Note"), which are convertible into 278,422,274 shares of Class A Common Stock at a conversion price of approximately $0.54 per share at the option of the holder, and (y) warrants (the "Warrants") entitling the holders thereof to purchase up to 33,911,406 shares of the Class A Common Stock at an exercise price per share of approximately $0.54.


ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) The persons filing this statement are Metromedia Company, a Delaware general partnership ("Metromedia"), John W. Kluge, Chase Manhattan Bank and Stuart Subotnick, trustees under a Trust Agreement, dated May 30, 1984 and as amended and restated, between John W. Kluge, as grantor, and John W. Kluge and Manufacturers Hanover Trust Company, as trustees, a New York trust (the "Kluge Trust"), John W. Kluge and Stuart Subotnick. Metromedia, the Kluge Trust, Mr. Kluge and Mr. Subotnick are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

                  (b)

                  METROMEDIA

                  Metromedia is a Delaware general partnership in which John W. Kluge through a trust beneficially owns a general partnership interest and Stuart Subotnick directly owns a general partnership interest. Mr. Kluge and Mr. Subotnick are the sole general partners of Metromedia. Mr. Kluge is the Chairman, President and Chief Executive Officer of Metromedia and Mr. Subotnick is the Executive Vice President of Metromedia. The principal businesses of Metromedia and its affiliates include

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page  7 of 19
-----------------------------                      -----------------------------


telecommunications, computerized imaging, hospitality, medical research and product development and entertainment. The address of its principal business and its principal office address are One Meadowlands Plaza, East Rutherford, New Jersey 07073. Messrs. Kluge and Subotnick are the controlling persons of Metromedia.

                  KLUGE TRUST

                  The Kluge Trust is a grantor trust formed under the terms of the Trust Agreement, dated May 30, 1984 and as amended and restated (the "Trust Agreement"), between John W. Kluge, as Grantor, and John W. Kluge and Manufacturers Hanover Trust Company, as Trustees. The trustees of the Kluge Trust are John W. Kluge, Chase Manhattan Bank and Stuart Subotnick. Under the Trust Agreement the trustees generally have the voting and dispositive power over the corpus of the Kluge Trust, except that Chase Manhattan Bank has neither voting nor dispositive power over any shares of Class A Common Stock beneficially owned by the Kluge Trust. John W. Kluge and Stuart Subotnick are the only directors, executive officers and controlling persons of the Kluge Trust within the meaning of Instruction C to Schedule 13D of the Exchange Act and their residence or business addresses and present principal occupations or employment are set forth below.

                  JOHN W. KLUGE

                  The business address of John W. Kluge is c/o Metromedia Company, 810 Seventh Avenue, 29th Floor, New York, NY 10019. His principal occupation is Chairman, President and Chief Executive Officer of Metromedia.

                  STUART SUBOTNICK

                  The business address of Stuart Subotnick is c/o Metromedia Company, 810 Seventh Avenue, 29th Floor, New York, NY 10019. His principal occupation is Executive Vice President of Metromedia.

                  (d)      None of the entities or persons identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)      None of the entities or persons identified in this
Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page  8 of 19
-----------------------------                      -----------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Persons acquired in the aggregate 67,538,544 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the option of the holder, prior to the time the Class A Common Stock was registered under Section 12 of the Exchange Act. The Reporting Persons filed a statement on Schedule 13G on February 14, 2000 (the "Schedule 13G") as required by Rule 13d-1 promulgated under the Exchange Act with respect to their beneficial ownership of the Class A Common Stock. On February 9, 1999, October 20, 1999, February 14, 2000 and February 14, 2001, the Reporting Persons filed Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, respectively, to the Schedule 13G.

                  This statement is being filed as a result of the Kluge Trust entering into two separate transactions. First, pursuant to a Note Purchase Agreement, dated as of October 1, 2001 (the "Note Purchase Agreement"), by and among the Company, the Kluge Trust, David Rockefeller and Stephen Garofalo, among other things, the Company issued, and the Kluge Trust acquired from the Company, the Convertible Note. This note bears interest at the rate of 8.5% per year, is due and payable on November 1, 2011 and is convertible (subject to adjustment) into 278,422,274 shares of Class A Common Stock at a conversion price of approximately $0.54 per share.

                  Second, concurrently with its purchase of the Convertible Notes, the Kluge Trust and certain other parties consummated the transactions contemplated by the Note and Guarantee Agreement, dated as of September 6, 2001 (the "Note and Guarantee Agreement"), among the Company, certain subsidiary guarantors, the purchasers named in the agreement and Citicorp USA, Inc., as a holder and as administrative agent, pursuant to which the Kluge Trust purchased $25,000,000 aggregate principal amount of the Company's floating rate guaranteed term notes due 2006. The Company also issued the Kluge Trust, pursuant to a Warrant Agreement, dated as of October 1, 2001 (the "Warrant Agreement"), by and between the Company and the initial holders party thereto, a Warrant to purchase up to 33,911,406 shares of the Class A Common Stock at an exercise price per share of approximately $0.54. This warrant is not exercisable until the date which is twenty days after we have delivered an Information Statement to the Company's stockholders describing the financing transactions, which date is referred to in this statement as the "trigger date." The warrant remains exercisable until the fifth anniversary of the trigger date and contain a cashless exercise provision, allowing it to be exercised without payment in cash of the exercise price.

                  The Kluge Trust has also entered into a Registration Rights Agreement, dated as of October 1, 2001 (the "Registration Rights Agreement"), by and among the Company, the Kluge Trust, David Rockefeller and Stephen Garofalo, pursuant to which the Company has agreed, under the terms and conditions set forth therein, to register under the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Class A Common Stock issuable upon the conversion of Convertible Note held by the Kluge Trust. Also, pursuant to the terms of the Warrant Agreement, the Company has agreed to

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page  9 of 19
-----------------------------                      -----------------------------


register under the Securities Act the Warrant and the Class A Common Stock issuable upon exercise of the Warrant.

                  The foregoing summaries of the Note Purchase Agreement, the Warrant Agreement, the Warrant and the Registration Rights Agreement are qualified in their entirety by reference to exhibits 1, 2 (including the form of warrant attached as an exhibit thereto) and 3, respectively, of this statement which are incorporated herein by reference.

                  The aggregate amount of funds required by the Kluge Trust to purchase the Convertible Note was $150,000,000, which were the personal funds of the Kluge Trust. The Warrant was issued in connection with the closing of the transactions under the Note and Guarantee Agreement and for no additional consideration (beyond the $25,000,000 loaned to the Company by the Kluge Trust pursuant to the Note and Guarantee Agreement, which were also personal funds of the Kluge Trust).


ITEM 4.  PURPOSE OF TRANSACTION.

                  Messrs. Kluge and Subotnick are each directors of the Company. Furthermore, Metromedia, Stuart Subotnick and trusts affiliated with Mr. Subotnick own all of the shares of Class B Common Stock, which such shares are entitled to ten (10) votes per share, which entitle Metromedia and Mr. Subotnick to elect a majority of the members of the Board of Directors of the Company. As such, Metromedia and Messrs. Kluge and Subotnick may be deemed to control the Company. In addition, certain officers of Metromedia also serve as officers of the Company.

                  In the ordinary course of their business, the Reporting Persons from time to time acquire or divest themselves of significant or controlling interests in various companies. The purpose of acquiring a significant or controlling interest in such companies, including the Company, is to enhance the value of the company as an investment. From time to time the Reporting Persons review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investment in the Company, the Reporting Persons are currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page 10 of 19
-----------------------------                      -----------------------------


section 12(g)(4) of the Exchange Act; or (j) other actions similar in purpose or effect to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)

                  METROMEDIA

                  As of October 1, 2001, Metromedia owns of record 62,924,096 shares of the Class B Common Stock, which are convertible at its option into 62,924,096 shares of the Class A Common Stock. As such, Metromedia is deemed to be the beneficial owner of an aggregate of 62,924,096 shares of the Class A Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 681,282,482 shares of the Class A Common Stock outstanding as of October 5, 2001 (as reported by the Company in the Company's preliminary Schedule 14C filed with the Securities and Exchange Commission (the "SEC") on October 10, 2001), represents approximately 8.5% of the outstanding shares of the Class A Common Stock.

                  KLUGE TRUST

                  As of October 1, 2001, the Kluge Trust owns of record 2,477,100 shares of the Class A Common Stock and owns presently exercisable options to purchase 700,000 shares of the Class A Common Stock at $28.5625 per share. Furthermore, as set forth above, on October 1, 2001, the Kluge Trust acquired (i) the Convertible Note which is convertible at its option into 278,422,274 shares of the Class A Common Stock and (ii) the Warrants which are convertible at its option into 33,911,406 shares of the Class A Common Stock. As such, the Kluge Trust is deemed to be the beneficial owner of an aggregate of 315,510,780 shares of the Class A Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 681,282,482 shares of the Class A Common Stock outstanding as of October 5, 2001 (as reported by the Company in the Company's preliminary Schedule 14C filed with the SEC on October 10, 2001), represents approximately 31.7% of the outstanding shares of the Class A Common Stock.

                  JOHN W. KLUGE

                  As of October 1, 2001, (i) as grantor to, and trustee of, the Kluge Trust, Mr. Kluge would be deemed to beneficially own the 315,510,780 shares of the Class A Common Stock beneficially owned by the Kluge Trust and
(ii) as a controlling person of Metromedia, Mr. Kluge would be deemed to beneficially own the 62,924,096 shares of the Class A Common Stock beneficially owned by Metromedia. As such, Mr. Kluge is deemed to be the beneficial owner of an aggregate of 378,434,876 shares of the Class A Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 681,282,482 shares of the Class A Common Stock outstanding as of October 5, 2001 (as reported by the Company in the Company's

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page 11 of 19
-----------------------------                      -----------------------------


preliminary Schedule 14C filed with the SEC on October 10, 2001), represents approximately 35.8% of the outstanding shares of the Class A Common Stock.

                  STUART SUBOTNICK

                  As of October 1, 2001, Mr. Subotnick beneficially owns 1,250,000 shares of the Class A Common Stock, which shares are held by trusts for which Mr. Subotnick serves as a trustee. Furthermore, Mr. Subotnick beneficially owns 4,614,448 shares of the Class B Common, which are convertible at any time into 4,614,448 shares of the Class A Common Stock, and owns presently exercisable options to purchase 2,733,500 shares of the Class A Common Stock at $0.12313 per share and 700,000 shares of Class A Common Stock at $28.5625 per share. Of the 4,614,448 shares of the Class B Common Stock beneficially owned by Mr. Subotnick, 160,000 shares of the Class B Common Stock are owned by trusts for which Anita Subotnick, Mr. Subotnick's spouse, serves as the trustee.

                  In addition, (i) as a controlling person of Metromedia, Mr. Subotnick would be deemed to beneficially own the 62,924,096 shares of the Class A Common Stock beneficially owned by Metromedia and (ii) as a trustee of the Kluge Trust, Mr. Subotnick would be deemed to beneficially own the 315,510,780 shares of the Class A Common Stock beneficially owned by the Kluge Trust. As such, Mr. Subotnick is deemed to be the beneficial owner of an aggregate of 387,732,824 shares of the Class A Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 681,282,482 shares of the Class A Common Stock outstanding as of October 5, 2001 (as reported by the Company in the Company's preliminary Schedule 14C filed with the SEC on October 10, 2001), represents approximately 36.4% of the outstanding shares of the Class A Common Stock.

                  (b)

                  METROMEDIA

                  Messrs. Kluge and Subotnick may be deemed to control Metromedia. Thus, they and Metromedia may be considered to share voting and dispositive power over the 62,924,096 shares of the Class A Common Stock beneficially owned by Metromedia.

                  KLUGE TRUST

                  Mr. Kluge is a grantor and trustee of the Kluge Trust and Mr. Subotnick is a trustee of the Kluge Trust. Thus, Messrs. Kluge and Subotnick may be considered to share voting and dispositive power over the 315,510,780 shares of the Class A Common Stock beneficially owned by the Kluge Trust.

                  JOHN W. KLUGE

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page 12 of 19
-----------------------------                      -----------------------------


                  Through his co-trustee and partnership relationships with Mr. Subotnick, Mr. Kluge shares with Mr. Subotnick the voting and dispositive power over the 315,510,780 shares of the Class A Common Stock beneficially owned by the Kluge Trust and 62,924,096 shares of the Class A Common Stock beneficially owned by Metromedia.

                  STUART SUBOTNICK

                  Through his co-trustee and partnership relationships with Mr. Kluge, Mr. Subotnick shares with Mr. Kluge the voting and dispositive power over the 315,510,780 shares of the Class A Common Stock beneficially owned by the Kluge Trust and 62,924,096 shares of the Class A Common Stock beneficially owned by Metromedia. Mr. Subotnick has sole voting and dispositive power over 7,887,948 shares of the Class A Common Stock beneficially owned by him. Mr. Subotnick has voting and dispositive power shared with (i) his spouse (who is not a Reporting Person) over 160,000 shares beneficially owned by trusts for which Ms. Subotnick serves as trustee and (ii) his co-trustee (who is not a Reporting Person) over 1,250,000 shares of the Class A Common Stock beneficially owned by trusts for which Mr. Subotnick serves as a co-trustee.

                  (c) Other than as set forth herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

                  (d)

                  SUBOTNICK

                  Members of Mr. Subotnick's family have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 160,000 shares of the Class B Common Stock which are freely convertible into shares of the Class A Common Stock at a rate of one share of the Class A Common Stock for each share of the Class B Common Stock.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS.

                  The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

                  DECS

                  On November 17, 1999, DECS Trust VI completed a registered offering of 10,000,000 DECS. DECS Trust VI, which is a closed-end management investment company and not affiliated with the Company, entered into prepaid forward contracts with Stephen A. Garofalo, Metromedia, Mr. Kluge and Mr. Subotnick pursuant to which

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page 13 of 19
-----------------------------                      -----------------------------


holders of the DECs may receive cash and/or shares of the Class A Common Stock on or about November 15, 2002. Messrs. Garofalo, Kluge and Subotnick and Metromedia remain the beneficial owners of all shares of the Class A Common Stock that may be delivered on November 15, 2002. The DECS were issued at $39.4375 per DECS. On November 19, 1999, the underwriters for that offering exercised the over-allotment option granted to them under an underwriting agreement relating to the DECS transactions and accordingly DECS Trust VI sold 1,500,000 additional DECS.

                  2001 VOTING AGREEMENT

                  On October 1, 2001, the Company and Verizon Investments Inc. ("VERIZON INVESTMENTS") entered into a Note Purchase Agreement (the "VERIZON PURCHASE AGREEMENT"), pursuant to which, among other things, (A) Verizon purchased from the Company 8.5% Senior Secured Convertible Notes due 2011 of MFN in the aggregate principal amount of $50,000,000 (the "New Convertible Notes"), which New Convertible Notes are convertible into shares of the Class A Common Stock, and (B) the Company exchanged $975,281,000 principal amount of the Company's 6.15% Convertible Subordinated Notes due 2010 Notes held by Verizon for $500,000,000 principal amount of the Company's 6.15% Series A Convertible Subordinated Notes due March 16, 2010 (the "New 6.15% Series A Notes") and $475,281,000 principal amount of the Company's 6.15% Series B Convertible Subordinated Notes due March 16, 2010 (the "New 6.15% Series B Notes," and together with the New 6.15% Series A Notes, the "New 6.15% Notes").

                  Concurrently, Bechtel Corporation ("Bechtel"), the Company and Metromedia Fiber Network Services, Inc. ("MFNS"), a wholly-owned subsidiary of MFN have entered into that certain Master Restructuring Agreement, pursuant to which, among other things, (A) MFNS (and the Company, with respect to the conversion rights only) issued to Bechtel that certain 8.5% Senior Subordinated Convertible Note in the aggregate principal amount of $89,000,000 (the "Bechtel Note"), which Bechtel Note is convertible into shares of the Class A Common Stock and (B) the Company and Bechtel executed that certain Warrant Agreement, dated as of October 1, 2001, pursuant to which the Company issued to Bechtel a warrant (the "Bechtel Warrant") exercisable for 25,000,000 shares of Class A Common Stock.

                  In addition, on October 1, 2001, Hathaway Dinwiddie Construction Company, Edwards and Kelcey, Inc. and Cupertino Electric Inc. (the "Contractors") and certain subcontractors together with MFNS have entered into certain settlement agreements dated on or about the date hereof (each a "Vendor Agreement") relating to construction services and related obligations performed for MFNS or subsidiaries of MFNS, under which certain cash payments, promissory notes, shares of Class A Common Stock and warrants to purchase shares of Class A Common Stock are to be delivered to the Contractors and certain subcontractors (such shares and warrants being collectively referred to as the "Vendors' Securities").

                  Under a Voting Agreement, dated as of October 1, 2001 (the "2001 Voting Agreement"), Metromedia and Messrs. Kluge and Subotnick have agreed to vote all of

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page 14 of 19
-----------------------------                      -----------------------------


their shares of Class B Common Stock (or any other shares beneficially owned by them) in favor of any proposal seeking approval of the issuance of Class A Common Stock issuable upon conversion of the New Convertible Notes, the New 6.15% Notes, the Bechtel Note and the Bechtel Warrant and the issuance of Class A Common Stock issuable as or in connection with the Vendors' Securities or any other transactions contemplated by the Verizon Purchase Agreement, the MRA and the Vendor Agreements.

                  The foregoing summary of the 2001 Voting Agreement is qualified in its entirety by reference to exhibit 4 of this statement which is incorporated herein by reference.

                  WARRANTHOLDERS VOTING AGREEMENT

                  Under a Voting Agreement, dated as of October 1, 2001 (the "Warrantholders Voting Agreement"), Metromedia and Messrs. Kluge and Subotnick have agreed to vote all of their shares of Class B Common Stock (or any other shares beneficially owned by them) in favor of any proposal seeking approval of the issuance of Class A Common Stock issuable upon conversion of any warrants issued pursuant to the Warrant Agreement and the issuance of Class A Common Stock issuable upon conversion of the New Convertible Notes. In addition, Metromedia and Messrs. Kluge and Subotnick have agreed not to transfer or otherwise dispose of any of the shares of the Company beneficially owned by them until such time as the 20-day period provided for in Rule 14c-2(b) under the Exchange Act has expired and the above equity issuances have been approved. The foregoing summary of the Warrantholders Voting Agreement is qualified in its entirety by reference to exhibit 5 of this statement which is incorporated herein by reference.

                  NORTEL VOTING AGREEMENT

                  On September 6, 2001, the Company entered into a Note Agreement (the "Nortel Note Agreement") between MFNS and Nortel Networks, Inc. ("Nortel") under which MFNS (1) paid Nortel $15,000,000 and (2) issued to Nortel $231,036,842 aggregate principal amount of MFNS's 14% term notes due 2007. In connection with the Nortel Note Agreement and pursuant to a Warrant Agreement (the "Nortel Warrant Agreement") between the Company and Nortel, the Company issued to Nortel a warrant to purchase up to 84,778,516 shares of the Class A Common Stock at a price per share of approximately $0.54. This warrant becomes exercisable on the trigger date and remains exercisable until the tenth anniversary of the trigger date. The warrant contains a cashless exercise feature, allowing it to be exercised without payment in cash of the exercise price.

                  Under a Voting Agreement, dated as of October 1, 2001 (the "Nortel Voting Agreement"), Metromedia and Messrs. Kluge and Subotnick have agreed to vote all of their shares of Class B Common Stock (or any other shares beneficially owned by them) in favor of any proposal seeking approval of the issuance of Class A Common Stock issuable upon conversion of any securities issued under the Nortel Note Agreement

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page 15 of 19
-----------------------------                      -----------------------------


and Nortel Warrant Agreement. In addition, Metromedia and Messrs. Kluge and Subotnick have agreed not to transfer or otherwise dispose of any of the shares of the Company beneficially owned by them until such time as the 20-day period provided for in Rule 14c-2(b) under the Exchange Act has expired and the above equity issuances have been approved.

                  The foregoing summaries of the Nortel Note Agreement, as amended, Nortel Warrant Agreement and the Nortel Voting Agreement are qualified in their entirety by reference to exhibits 6, 6A, 7 and 8, respectively, of this statement which are incorporated herein by reference.

                  STOCKHOLDERS AGREEMENT

                  On October 1, 2001, Metromedia, the Kluge Trust and Messrs. Kluge and Subotnick (and various affiliates of each of them) entered into an Amended and Restated Stockholders Agreement (the "Amended and Restated Stockholders Agreement") with Verizon pursuant to which, among other things, the stockholders agreed (1) not to sell their shares of the Class A Common Stock or Class B Common Stock for a period of eighteen months (other than transfers to specified affiliates and transfers of in the aggregate less than 10% of the amount of the Class A Common Stock and the Class B Common Stock held by any of these stockholders), (2) that Verizon would have a "right of first refusal" to purchase any shares being sold by any of these stockholders in connection with a sale of shares of the Class A Common Stock or the Class B Common Stock by any stockholder party to the agreement and (3) that Verizon would be able to participate pro rata based on relative share ownership in any sale of shares of the Class A Common Stock or the Class B Common stock to a third party purchaser by any stockholder party to the agreement. The Amended and Restated Stockholders Agreement also terminated the existing "standstill" restrictions on Verizon. The foregoing summary of the Amended and Restated Stockholders Agreement is qualified in its entirety by reference to exhibit 9 of this statement which is incorporated herein by reference.

                  BANK WARRANT TAG ALONG RIGHT

                  On October 1, 2001, Metromedia and Messrs. Kluge and Subotnick entered into a Joinder Agreement (the "BANK JOINDER AGREEMENT") with the Company pursuant to the terms of the Warrant Agreement. As a result, each of Metromedia and Messrs. Kluge and Subotnick have agreed to be bound by those sections of the Warrant Agreement which provide that any holder of a warrant issued pursuant to the Warrant Agreement (which includes the Kluge Trust) would be able to participate pro rata based on relative share ownership in any sale of shares of the Class A Common Stock or the Class B Common stock to a third party purchaser by Metromedia or Messrs. Kluge and Subotnick. The foregoing summary of the Bank Joinder Agreement and the Warrant Agreement are qualified in their entirety by reference to exhibits 10 and 2, respectively, of this statement which are incorporated herein by reference.

                  NORTEL WARRANT TAG ALONG RIGHT

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page 16 of 19
-----------------------------                      -----------------------------


                  On September 28, 2001, Metromedia and Messrs. Kluge and Subotnick entered into a Joinder Agreement (the "NORTEL JOINDER AGREEMENT") with the Company pursuant to the terms of the Nortel Warrant Agreement. As a result, each of Metromedia and Messrs. Kluge and Subotnick have agreed to be bound by those sections of the Nortel Warrant Agreement which provide that any holder of a warrant issued pursuant to the Nortel Warrant Agreement would be able to participate pro rata based on relative share ownership in any sale of shares of the Class A Common Stock or the Class B Common stock to a third party purchaser by Metromedia or Messrs. Kluge and Subotnick. The foregoing summary of the Nortel Joinder Agreement and the Nortel Warrant Agreement are qualified in their entirety by reference to exhibits 11 and 7, respectively, of this statement which are incorporated herein by reference.

                  BECHTEL WARRANT TAG ALONG RIGHT

                  On October 1, 2001, Metromedia and Messrs. Kluge and Subotnick entered into a Joinder Agreement (the "BECHTEL JOINDER AGREEMENT") with the Company pursuant to the terms of the Warrant Agreement, dated as of October 1, 2001 (the "BECHTEL WARRANT AGREEMENT"), between the Company and Bechtel. As a result, each of Metromedia and Messrs. Kluge and Subotnick have agreed to be bound by the sections of the Bechtel Warrant Agreement that provide that Bechtel would be able to participate pro rata based on relative share ownership in any sale of shares of the Class A Common Stock or the Class B Common stock to a third party purchaser by Metromedia or Messrs. Kluge and Subotnick. The foregoing summary of the Bechtel Joinder Agreement and the Bechtel Warrant Agreement are qualified in their entirety by reference to exhibits 12 and 13, respectively, of this statement which are incorporated herein by reference.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Note Purchase Agreement, dated as of October 1, 2001, by and among Metromedia Fiber Network, Inc., John W. Kluge, Chase Manhattan Bank and Stuart Subotnick, trustees under a Trust Agreement, dated May 30, 1984 and as amended and restated, between John W. Kluge, as grantor, and John
                                    W. Kluge and Manufacturers Hanover Trust
                                    Company, as trustees, David Rockefeller and
                                    Stephen Garofalo (incorporated by reference
                                    to Exhibit 4.2 of the Company's Current
                                    Report on Form 8-K, filed on October 10,
                                    2001)

                  Exhibit 2: Warrant Agreement, dated October 1, 2001, by and between Metromedia Fiber Network, Inc. and the Initial Holders party thereto, including as an exhibit thereto the form of

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page 19 of 19
-----------------------------                      -----------------------------


                                    warrant (incorporated by reference to
                                    Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on October 10, 2001).

                  Exhibit 3: Registration Rights Agreement, dated as of October 1, 2001, by and among Metromedia Fiber Network, Inc., John W. Kluge, Chase Manhattan Bank and Stuart Subotnick, trustees under a Trust Agreement, dated May 30, 1984 and as amended and restated, between John W. Kluge, as grantor, and John
                                    W. Kluge and Manufacturers Hanover Trust
                                    Company, as trustees, David Rockefeller and Stephen Garofalo (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed on October 10,
                                    2001).

                  Exhibit 4: Voting Agreement, dated as of October 1, 2001, by and among Metromedia Fiber Network, Inc., Verizon Investments Inc., Bechtel Corporation, Hathaway Dinwiddie Construction Company, Edwards and Kelcey, Inc., Cupertino Electric Inc. and each of the other stockholders named therein (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K, filed on October 10, 2001).

                  Exhibit 5: Voting Agreement, dated as of October 1, 2001, by and between Metromedia Company, John W. Kluge, Stuart Subotnick, Stephen A. Garofalo and each of the other persons named therein.

                  Exhibit 6: Note Agreement, dated as of September 19, 2001, among Metromedia Fiber Network Services, Inc., each of the Purchasers named therein and Nortel Networks, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.16 of the Company's Current Report on Form 8-K, filed on October 10, 2001).

                  Exhibit 6A: Amendment to Note Agreement, dated as of September 28, 2001, by and among Metromedia Fiber Network Services, Inc., each of the purchasers named therein and Nortel Networks, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.16(a) of the Company's Current Report on

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page 18 of 19
-----------------------------                      -----------------------------


                                    Form 8-K, filed on October 10, 2001).

                  Exhibit 7: Warrant Agreement, dated September 28, 2001, by and between Metromedia Fiber Network, Inc. and Nortel Networks Inc., including as an exhibit thereto the form of warrant (incorporated by reference to Exhibit 10.17 of the Company's Current Report on Form 8-K, filed on October 10, 2001).

                  Exhibit 8: Voting Agreement, dated as of September 28, 2001, by and among Nortel Networks Inc. and each of the stockholders named therein.

                  Exhibit 9: Amended and Restated Stockholders' Agreement, dated as of October 1, 2001, by and among Metromedia Fiber Network, Inc., Verizon Investments Inc. and the other stockholders named therein (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed on October 10, 2001).

                  Exhibit 10: Joinder Agreement, dated as of October 1, 2001, between Metromedia Fiber Network, Inc. and the other parties signatories hereto.

                  Exhibit 11: Joinder Agreement, dated as of September 28, 2001, between Metromedia Fiber Network, Inc. and the other parties signatories hereto.

                  Exhibit 12: Joinder Agreement, dated as of October 1, 2001, between Metromedia Fiber Network, Inc. and the other parties signatories hereto.

                  Exhibit 13: Warrant Agreement, dated October 1, 2001, between Metromedia Fiber Network, Inc. and Bechtel Corporation, including as an exhibit thereto the form of warrant (incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K, filed on October 10, 2001).

                  Exhibit 14: Joint Filing Agreement among the Reporting Persons, dated October 18, 2000.

-----------------------------                      -----------------------------
CUSIP NO.  591689-10-4                                             Page 19 of 19
-----------------------------                      -----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 25, 2001.


                                   METROMEDIA COMPANY


                                   By:  /s/ Stuart Subotnick
                                        ---------------------------------------
                                        Name:   Stuart Subotnick
                                        Title:  Executive Vice President


                                   JOHN W. KLUGE, CHASE MANHATTAN BANK AND
                                   STUART SUBOTNICK, TRUSTEES UNDER A TRUST
                                   AGREEMENT BETWEEN JOHN W. KLUGE, AS GRANTOR,
                                   AND JOHN W. KLUGE AND MANUFACTURERS HANOVER
                                   TRUST COMPANY, AS TRUSTEES, DATED MAY 30,
                                   1984, AS AMENDED AND RESTATED


                                   By:  /s/ John W. Kluge
                                        ---------------------------------------
                                        Name:   John W. Kluge
                                        Title:  Trustee


                                   /s/ Stuart Subotnick
                                   --------------------------------------------
                                   Stuart Subotnick


                                   /s/ John W. Kluge
                                   --------------------------------------------
                                   John W. Kluge